"Exemption No. 82-3998"

ORKLA

RECEIVED
2004 AUG 12 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

04036180

SUPPL

Ref.:
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22 54 44 55

Date: 5 August 2004

Release of material regarding second quarter on 12 August 2004

Orkla will report Q2 results on Thursday 12 August 2004. The results will be available at 8.00 a.m. Norwegian time, and will be presented to investors and analysts in the following ways:

1) Material
PowerPoint-presentation, spreadsheets and quarterly report will be available on Orkla's Internet pages www.orkla.com at 8.00 a.m. Norwegian time.

2) Streaming - in Norwegian
Both the presentation that takes place in Oslo (Vika Atrium Konferansesenter, Munkedamsvn. 45) at 9.00 a.m. Norwegian time, and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's Internet pages www.orkla.no. For registration to the presentation in Oslo, send an e-mail to info@orkla.no before 6 August 2004.

3) Speaker's notes in English
The speaker's notes in English will be published on www.orkla.com shortly after the presentation in Oslo is finished.

4) Telephone conference call in English
The telephone conference call starts at 3.00 p.m. Norwegian time. A presentation of the Q2 results will be given before the Q&A-session commences.
Investors and analysts who wish to participate should call +47 23 00 04 00 and ask the operator for the Orkla presentation. Norwegian-based investors and analysts should dial 800 80 119. Please state your name and company. Press * followed by 1 to queue up for questions. Press * followed by 0 to contact the operator.

The phone conference will also be distributed directly on Orkla's Internet pages www.orkla.com and First Call, and will be available for on demand at Orkla's internet pages and First Call after the conference.

PROCESSED
AUG 13 2004

Jlw 8/13

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Tel.: +47 2254 4455
Ellen Ronæss, Shareholder Services, Tel.: +47 2254 4430

Date: 05 August 2004

ORK – Trade subject to notification - exercised options

On 4 August 2004, Orkla exercised 3,333 options at a strikeprice of NOK 135.

A total of 1,906,474 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 8,515,792 shares. The resolution adopted by the Annual General Meeting to amortise 1,607,151 shares is expected to be carried out in August this year. When the amortisation has been implemented, Orkla will hold a total of 6,908,641 of its own shares.

Full and Norwegian version enclosed to www.newsweb.no